UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K
________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 21, 2014
________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

21 February 2014

Notice for the Annual General Meeting of Novo Nordisk A/S

ANNUAL GENERAL MEETING ON 20 MARCH 2014

The Annual General Meeting of Novo Nordisk A/S will be held on:

Thursday 20 March 2014 at 2.00 pm (CET)

at Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark.

The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors and Appendix 2: Revised Remuneration Principles is enclosed.

BOARD OF DIRECTORS – PROPOSED CHANGE IN COMPOSITION
All board members elected by the Annual General Meeting are up for election. Henrik Gürtler does not seek re-election.

The Board of Directors proposes re-election of the following board members elected by the shareholders: Göran Ando (chairman), Jeppe Christiansen (vice chairman), Bruno Angelici, Liz Hewitt, Thomas Paul Koestler, and Hannu Ryöppönen. The Board of Directors proposes that Helge Lund is elected as a new member to the Board of Directors at the Annual General Meeting. Mr Lund is chief executive of Statoil ASA, Norway. The Board of Directors recommends election of Mr Lund primarily because of his extensive executive and board experience in large multinational companies headquartered in Scandinavia within regulated markets and significant financial knowledge.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 38,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 10 / 2014

Further information
Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 3079 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Jannick Lindegaard (US)	+1 609 235 8567	jlis@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 10 / 2014

Scan the QR code with your smartphone to go directly to the registration site

To the shareholders of Novo Nordisk A/S

February 2014

The Annual General Meeting will be held on Thursday 20 March 2014 at 2.00 pm (CET) at Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark.

Agenda

1.	The Board of Directors’ oral report on the Company’s activities in the past financial year.

2.	Presentation and adoption of the audited Annual Report 2013.

3.	Approval of the remuneration of the Board of Directors for 2013 and the remuneration level for 2014.
3.1	Approval of actual remuneration for 2013.
3.2	Approval of remuneration level for 2014.

4.	A resolution to distribute the profit according to the adopted Annual Report 2013.

5.	Election of members to the Board of Directors, including chairman and vice chairman.
5.1	Election of chairman.
5.2	Election of vice chairman.
5.3	Election of other members to the Board of Directors.

6.	Appointment of auditor.

7.	Proposals from the Board of Directors:
7.1	Reduction of the Company’s B share capital by nominally DKK 20,000,000 by cancellation of B shares.
7.2	Authorisation of the Board of Directors to allow the Company to repurchase own shares.
7.3	Donation to the World Diabetes Foundation (WDF) of an amount up to a total of DKK 654 million to be granted over a period of
10 years as from the financial year 2015 through to the financial year 2024.
7.4	Amendments to the Articles of Association.
7.4.1	Language of Annual Reports.
7.4.2	Language of General Meetings and related documents.
7.5	Adoption of revised Remuneration Principles.

8.	Proposals from a shareholder, Kjeld Beyer.
8.1	Requirement to include financial information in notices to convene Annual General Meetings.
8.2	Requirements for the period for presentation of and language of certain financial information and company announcements on the Company’s website.
8.3	Requirement for simplifying access to quarterly and annual financial information on the Company’s website and in Danish.
8.4	Requirement for refreshments at Annual General Meetings.

9.	Any other business.

Elaboration of the items on the agenda

Item 1:
The Board of Directors proposes that the oral report on the Company’s activities in the past financial year is noted by the Annual General Meeting.

Item 2:
The Board of Directors proposes that the audited Annual Report 2013 is adopted by the Annual General Meeting.

Item 3.1:
The Board of Directors proposes that the actual remuneration of the Board of Directors for 2013 of DKK 9,200,000 is approved by the Annual General Meeting. Reference is made to page 49 of the Annual Report 2013.

The actual remuneration for 2013 corresponds to the remuneration level approved by the Annual General Meeting in 2013 for the 2013 financial year.

Item 3.2:
The Board of Directors proposes that the remuneration level for 2014 is the same as the level approved by the Annual General Meeting in 2013 for the 2013 financial year.

Page 2 ■ Novo Nordisk Annual General Meeting 2014

Consequently, the following remuneration level for 2014 is proposed approved by the Annual General Meeting:

¤	The base fee shall be DKK 500,000.
¤	The chairman shall receive 3.00 times the base fee.
¤	The vice chairman shall receive 2.00 times the base fee.
¤	The Audit Committee chairman shall receive 1.00 times the base fee in addition to the base fee.
¤	The Audit Committee members shall receive 0.50 times the base fee in addition to the base fee.

A Nomination Committee was established in 2013. The Board of Directors proposes the following fee structure for the Committee:

¤	The Nomination Committee chairman shall receive 0.50 times the base fee in addition to the base fee.
¤	The Nomination Committee members shall receive 0.25 times the base fee in addition to the base fee.

In addition, the Board of Directors proposes that the members of the Board of Directors who are not residents in Denmark are entitled to receive the following fixed travel allowance in connection with participation in board meetings in Denmark:

¤	EUR 3,000 per meeting for European-based board members, and
¤	EUR 6,000 per meeting for non-European based board members.

The Company pays in addition to the above-mentioned fees social security taxes within the EU imposed by foreign authorities in relation to such fees, see Section 1.3 of the Principles for remuneration of board members and executives in Novo Nordisk A/S, including the general guidelines for incentive-based remuneration (‘Remuneration Principles’). The Remuneration Principles are attached as Appendix 2.

The actual remuneration of the Board for 2014 shall be approved by the Annual General Meeting in 2015.

Item 4:
The Board of Directors proposes that the dividend for 2013 is DKK 4.5 for each Novo Nordisk A or B share of DKK 0.20.

This is a 25% increase compared to the dividend declared for the 2012 financial year. No dividends will be paid on the Company’s holding of own shares.

Item 5:
All board members are to be elected or re-elected each year and were most recently elected at the Annual General Meeting in 2013. Thus, the term of each of the current board members expires at the Annual General Meeting in March 2014.

Item 5.1:
The Board of Directors proposes re-election for a one year term of Göran Ando as chairman of the Board of Directors.

Item 5.2:
The Board of Directors proposes re-election for a one year term of Jeppe Christiansen as vice chairman of the Board of Directors.

Item 5.3:
Henrik Gürtler does not seek re-election as member of the Board of Directors.

The Board of Directors proposes election for a one year term of Helge Lund. The Board of Directors recommends election of Helge Lund as member of the Board of Directors primarily because of his extensive executive and board experience in large multinational companies headquartered in Scandinavia within regulated markets and significant financial knowledge.

The Board of Directors proposes re-election for a one year term of the following board members elected by the Annual General Meeting: Bruno Angelici, Liz Hewitt, Thomas Paul Koestler and Hannu Ryöppönen.

Please see Appendix 1 for a description of the nominated candidates’ qualifications, including information about other executive functions (memberships of executive boards, boards of directors, supervisory boards, and board committees) and demanding organisational tasks held by the proposed candidates in Danish and foreign companies.

Page 3 ■ Novo Nordisk Annual General Meeting 2014

Item 6:
The Board of Directors proposes re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (‘PwC’) as the Company’s auditor.

The Board of Directors recommends re-appointment of PwC as auditor because of their significant knowledge of the pharmaceutical industry and exhaustive knowledge of Novo Nordisk. Furthermore, PwC has a global organisation that provides valuable support to Novo Nordisk’s global  business.

Item 7.1:
The Board of Directors proposes that the Company’s B share capital is reduced from DKK 442,512,800 to DKK 422,512,800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 20,000,000 divided into 100,000,000 B shares of DKK 0.20 each equalling the nominal value of DKK 20,000,000.

After reduction of the share capital, the Company’s share capital will amount to DKK 530,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 422,512,800.

The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the authorisations granted to the Board of Directors at previous Annual General Meetings. If the proposal is adopted, the Company’s holding of own shares will be reduced by 100,000,000 B shares of DKK 0.20 each. These B shares were repurchased for the total sum of DKK 19,239,000,000 which means that, in addition to the nominal reduction amount, DKK 19,239,000,000 has been distributed to the shareholders.

The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital structure flexibility.

Adoption of the proposal implies the following amendment of Article 3.1 of the Articles of Association taking effect upon completion of the capital reduction:

    “3.1 The Company’s share capital amounts to DKK 530,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 422,512,800.”

Item 7.2:
The Board of Directors proposes that an authorisation of the Board of Directors is granted to allow the Company to repurchase own shares.

The Company considers it good corporate governance and consistent with its share  buy-back-programme strategy, that the mandate to repurchase existing shares is limited in amount and affirmed by the Annual General Meeting on a regular basis.

Consequently, the Board of Directors proposes that the Annual General Meeting authorises the Board of Directors to allow the Company to repurchase up to a total nominal amount of DKK 53,000,000 own shares, corresponding to 10% of the share capital, subject to a holding limit of 10% of the share capital. The repurchase must take place at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%, until the next Annual General Meeting.

Item 7.3:
The World Diabetes Foundation (WDF) is dedicated to supporting the prevention and treatment of diabetes in the developing world through the funding of sustainable projects. At its core lies the promise of equal access to diabetes care. The WDF is an independent trust and is governed by a board of seven experts in the fields of diabetes, access to health and development assistance. Since 2002, the WDF has successfully funded 336 projects in more than 108 developing countries. In total, more than 7.1 million people have been screened and 4.7 million patients treated. For further information please see worlddiabetesfoundation.org.

The WDF was established by Novo Nordisk A/S in 2002 through a commitment to donate an amount not exceeding DKK 65 million per year until 2010. In 2008 an additional donation was approved by the shareholders not exceeding DKK 80 million per year until 2017.

The Board of Directors of Novo Nordisk A/S wishes to secure that the WDF is able to continue its activities after expiry of the current donation in 2017 and proposes a donation by Novo Nordisk to the WDF of an amount up to a total of DKK 654 million to be granted as individual annual contributions over a period of 10 years as from the financial year 2015 through to the financial year 2024. The annual contributions will be calculated based on the Novo Nordisk Group’s net insulin turnover in the relevant financial year.

Page 4 ■ Novo Nordisk Annual General Meeting 2014

The proposal will supplement the remaining part of the existing donation programme in 2015 through to 2017 and at the same time extend Novo Nordisk’s donation period through to 2024. The following shall apply to the new WDF donation:

-	For 2015, 2016 and 2017: The annual contribution amounts to 0.01% of the Novo Nordisk Group’s net insulin turnover in the relevant year. The contribution can however, not exceed DKK 8 million per year. The contributions are in addition to contributions under the existing donation adopted in 2008 of 0.125% per year of the net insulin turnover in the relevant year subject to a maximum of DKK 80 million per year. The combined maximum donation per year under the two donation programmes is DKK 88 million.

-	For 2018 through to 2024: The annual contribution amounts to 0.1% of the Novo Nordisk Group’s net insulin turnover in the relevant year. The contribution can however, not exceed DKK 90 million per year.

Item 7.4:
The Board of Directors proposes two amendments of the Articles of Association. The amendments relate to the possibilities for preparing Annual Reports in English and conducting General Meetings in English, respectively.

Item 7.4.1:
The Board of Directors proposes that a new Article 17.3 be inserted in the Articles of Association specifying that the Annual Report shall be prepared in English only and, if decided by the Board of Directors, in Danish.

The new Article 17.3 will be worded as follows:

“17.3 Annual Reports shall be prepared in English and, if decided by the Board of Directors, in Danish.”

Item 7.4.2:
In order to reflect the proposed amendment of the Articles of Association set out in item 7.4.1 above regarding preparation of Annual Reports in English, the Board of Directors proposes certain consequential amendments of Article 7.5. In addition hereto, the Board of Directors proposes to amend the wording regarding the language of the General Meeting to the effect that the General Meeting will also in the future be held in English with simultaneous interpretation to and from Danish.

The amended Article 7.5 will be worded as follows:

“7.5 The General Meeting shall be held in English. Simultaneous interpretation to and from Danish shall be available for all attendees. All documents prepared for the purpose of the General Meeting in connection with or after the General Meeting shall be in both Danish and English, however, with the exception of Annual Reports which are prepared in English, and if decided by the Board of Directors, in Danish, cf. Article 17.3.”

Item 7.5:
The Board of Directors proposes that the revised Remuneration Principles are approved by the Annual General Meeting.

The following amendments have been made to the Remuneration Principles:

¤	Inclusion of a fixed fee to the members of the Nomination Committee
	●	The Nomination Committee chairman shall receive 0.50 times the base fee in addition to the base fee.
	●	The Nomination Committee members shall receive 0.25 times the base fee in addition to the base fee.
	●	If the Nomination Committee chairman also holds the position as chairman of the Board of Directors he or she shall not receive any additional fee.
¤	Adjustment of the approximate percentage size of the executives’ fixed base salary of the total value of the executive remuneration package from “30% to 50%” to “25% to 50%” and clarification that the interval states the span between “maximum performance” and “on-target-performance”.

The revised Remuneration Principles are attached as Appendix 2.

Item 8:
A shareholder, Kjeld Beyer, Gadstrup, has submitted the following proposals for adoption by the Annual General Meeting, among other things on the grounds that the Danish Companies Act not to a sufficient degree meets the information need of all shareholders before an Annual General Meeting.

Item 8.1:
The shareholder proposes that notices to convene Annual General Meetings shall include or be accompanied by a compiled extract of financial information including key

Page 5 ■ Novo Nordisk Annual General Meeting 2014

performance indicators for a five-year period. Any requirements for the notices to convene Annual General Meetings must be included in the Articles of Association:

“In addition to the statutory requirements, the notices to convene Annual General Meetings must include a copy of the following financial information: five years’ accounting figures/key performance indicators, income statement with note numbers, balance with note numbers and capital explanation. Further, it is proposed that the five-year summary in addition to the statutory requirements must include for each year: net asset value, share capital, nominal par value of the shares, total number of shares, treasury shares, awarded share options and warrants, dividend per share and listed price of the shares at year-end.”

Any requirements for the notice to convene an Annual General Meeting must be included in the Articles of Association. If the proposal is adopted, the above paragraph will be included in the Articles of Association as a new Article 6.7.

Comment by the Board of Directors: The Board of Directors does not support the proposal, given that all the requested information is already included in the Annual Report, either in the five-year key performance indicators or the notes. The choice between including information in the key performance indicators or the notes will always be a balance between the need among a broader group of shareholders weighed against presenting a transparent snapshot of the most important key performance indicators of the Company.

Item 8.2:
The shareholder proposes that Annual Reports, management reports and company announcements must be available in Danish on the Company’s website for a period of no less than five years.

Comment by the Board of Directors: The Board of Directors does not support the proposal as the Company already today presents Annual Reports, management reports and company announcements in Danish on its website novonordisk.com going 10 years back. As it appears from item 7.4.1 on the agenda, the Board proposes that Annual Reports in the future are prepared in English only. The Board has not yet decided whether to continue with a dual language version of the Annual Reports. With regard to company announcements other than quarterly financial statements, it is still a legal requirement to present these in Danish.

Item 8.3:
The shareholder proposes that a maximum of 2-3 menus on the website may be used in order to gain access to the quarterly and annual financial information, and that the menus should be easily accessible and in Danish.

Comment by the Board of Directors: The Board of Directors does not support the proposal as the Company already endeavours to ensure that its website novonordisk.com is easily accessible and user friendly. Over half of the free float of shares is held by non-Danish investors and due to this the Annual General Meeting has since 2007 been held in English. Further, the Annual General Meeting in 2010 approved that the corporate language of the Company is English. The Company has therefore chosen not to have a Danish version of novonordisk.com.

Item 8.4:
The shareholder proposes that the shareholders after the Annual General Meeting shall be offered refreshments in proportion to the Company’s expectations for the coming year.

Comment by the Board of Directors: The Board of Directors does not support the proposal. The Company serves a light buffet after the Shareholders’ Meeting, which is held approximately one hour after the Annual General Meeting, and endeavours to serve refreshments on a fair but also responsible financial level.

Additional information

Majority requirements
To adopt the proposals under items 7.1, 7.4.2 and 8.1 of the agenda, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two thirds of the votes cast and share capital represented shall vote for the proposals, cf. Articles 9.2 and 9.3 of the Articles of Association.

All other proposals on the agenda may be adopted by a simple majority of votes, cf. Article 9.1 of the Articles of Association.

Share capital
The current share capital of the Company amounts to DKK 550,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 442,512,800.

Page 6 ■ Novo Nordisk Annual General Meeting 2014

Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote.

Record date
The record date is Thursday 13 March 2014 (CET).

Participation and voting rights
A shareholder’s right to attend and vote at the Annual General Meeting shall be determined by the number of shares held by such shareholder at the end of the record date.

The number of shares held by each shareholder at the record date shall be calculated based on the number of shares registered in the Register of Owners as well as any notification received by the Company for registration but not yet entered in the Register of Owners.

Participation is conditional on the shareholder having obtained an admission card in due time.

How to obtain an admission card
Access to the Annual General Meeting is conditional on the shareholder having requested an admission card by Friday 14 March 2014 end of day (CET).

Admission and voting cards for the Annual General Meeting may be obtained:

¤	by returning the enclosed requisition form, duly completed and signed, to VP Investor Services A/S, or
¤	by contacting VP Investor Services A/S by phone +45 4358 8891, email: vpinvestor@vp.dk, or fax: +45 4358 8867, or
¤
via the company website:
novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using CPR/CVR number and postal code or the VP reference number. Admission cards and voting cards will be sent to the address to which the custody account is registered.

For further information please see novonordisk.com/AGM.

How to submit a proxy
Proxies shall be submitted by Friday 14 March 2014 end of day (CET).

Voting instructions by proxy may be completed and submitted:

¤	by returning the enclosed proxy form, duly completed and signed, in the enclosed envelope to VP Investor Services A/S, or
¤
by downloading a proxy form from novonordisk.com/AGM; print, complete, sign and send it by fax to +45 4358 8867; via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14,
DK-2300 Copenhagen S, Denmark, or

¤
via the company website:
novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using a compatible electronic signature, e.g. a personal VP-ID. For holders of a Danish CPR number, the electronic signature used for net banking services offered by credit institutions based in Denmark (Nem-ID) will typically be compatible. For further information please see novonordisk.com/AGM.

From shareholders unable to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights attached to the shares to know the shareholders’ view on the respective items on the agenda and to ensure that the quorum requirement is met.

According to Danish law, a proxy issued to the Board of Directors for the Annual General Meeting is only valid if it is in writing (or submitted via a qualified IT system).

How to vote by correspondence
Shareholders may vote by correspondence no later than Wednesday 19 March 2014 end of day (CET):

¤	by returning the enclosed voting by correspondence form, duly completed and signed, in the enclosed envelope to VP Investor Services A/S, or
¤
by downloading a voting form from novonordisk.com/AGM; print, complete, sign and send it by fax to +45 4358 8867; via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or

¤	via the company website: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm using the same procedure as described above under ‘How to submit a proxy’.

Electronic voting
This year the Board of Directors has decided to use an electronic voting device (e-voter) for voting at the Annual General Meeting. The e-voter makes it possible in the meeting room to conduct votes for items on the agenda

Page 7 ■ Novo Nordisk Annual General Meeting 2014

electronically and faster. The e-voter will be handed to the participating shareholders at the entrance. The chairman of the meeting will give a brief introduction to the e-voter at the Annual General Meeting prior to the first vote.

Written questions
Shareholders may ask written questions to the Company about the agenda and documents concerning the Annual General Meeting.

Written questions shall be sent to AGMEETING@novonordisk.com no later than Tuesday 18 March 2014 (CET).

Language
Representatives of the Company and the chairman of the Annual General Meeting will conduct their presentations in English. Shareholders may choose to speak in Danish or English.

Simultaneous interpretation from English to Danish and from Danish to English will be available at the meeting.

Webcast
The Annual General Meeting will be broadcast live by webcast in Danish and English on the Company’s website novonordisk.com.

The webcast will also be available on the Company’s website after the Annual General Meeting. The webcast will only show the platform. See the Company’s personal data policy available on novonordisk.com under ‘About Novo Nordisk’ → ‘Corporate governance’ → ’Privacy policy’.

Information on the website

The following information is available on novonordisk.com under ‘About Novo Nordisk’ → ‘Corporate governance’ → ’General meetings and Shareholders’ Meeting’ until and including the date of the Annual General Meeting:

¤	Notice to convene the Annual General Meeting;
¤	The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting;
¤	The documents that will be submitted at the Annual General Meeting, i.e. the Annual Report 2013, the proposed Articles of Association, and the proposed Remuneration Principles;
¤	The agenda and the complete proposals; and
¤	The proxy and voting by correspondence forms.

You may also request to receive a copy of the above-mentioned documents by contacting the Company by phone +45 3075 1126.

Dividends
The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax if any.

Further information on dividends may be found in the Annual Report 2013 page 45.

Shareholders’ Meeting
On Thursday 20 March 2014 at 4.30 pm (CET) after the Annual General Meeting, the Company will host an information meeting conducted in Danish for its shareholders at Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark.

Further information about the Shareholders’ Meeting may be found on novonordisk.com/AGM.

How to get there
Bella Center can be reached by car, by bus or by metro.

Public transportation to the Annual General Meeting is possible with HT buses (lines 4A, 30 and 250S), or with the Metro, direction Vestamager, to Bella Center Station. Please notice that the entrance to the Annual General Meeting is at Bella Center’s WEST entrance which is on the opposite side from the Metro Station. Parking is available outside Bella Center against payment. P5, P1 and P2 are the closest areas.

Electronic  communication
It is possible to receive Annual Reports, the quarterly update Share and notices of General Meetings and Shareholders’ Meetings electronically from Novo Nordisk. You may register your email address on the InvestorPortal:
1.	Go to novonordisk.com/investors,
2.	Click on the link ’Novo Nordisk InvestorPortal - UK’,
3.	Log on to the InvestorPortal with VP-ID or NemID,
4.	Enter your email address under ‘My profile’ and click ‘Save preferences’, and
5.	Select which publications you wish to receive.

Best regards Novo Nordisk A/S
The Board of Directors

Page 8 ■ Novo Nordisk Annual General Meeting 2014

Appendix 1 Candidates for the Board of Directors

General considerations

All shareholder-elected board members are to be elected or re-elected each year for a one year term and were most recently elected at the Annual General Meeting in March 2013. Thus, the term for each board member expires at the Annual General Meeting in March 2014.

Novo Nordisk A/S aims to propose a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors in the best possible way can attend to the interests of the Company and the shareholders, with due respect to other stakeholders of the Company.

The process of identifying and selecting suitable candidates for the Board of Directors, takes into account the required competences, the result of the Board of Directors’ self-assessment process and the need for integration of new expertise and diversity.

In 2013 the Board of Directors established a Nomination Committee in order to enhance the process for nominating members to the Board. The Nomination Committee has four members elected by the Board from among its members. The Nomination Committee assists the Board with oversight of a) the competence profile and composition of the Board, b) nomination of members of the Board, c) nomination of members of Board committees, and d) other tasks.

In nominating candidates, the Nomination Committee seeks to achieve a balance between renewal and continuity. The Board of Directors actively contributes to developing the Company as a global pharmaceutical company, and supervises the management’s decisions and operations.

It is the assessment of the Board of Directors that the proposed composition of the Board of Directors satisfies the criteria defined by the Board of Directors as regards the competences and composition of the Board of Directors.

The Board of Directors considers the size of the Board to be appropriate in relation to the requirements of the Company.

Please see the Company’s website: novonordisk.com under ‘About Novo Nordisk’ → ‘Corporate governance’ → ’Board of Directors’ for a more detailed description of the competence criteria of the Board of Directors.

Independence

In the Danish Corporate Governance Recommendations (2013), it is recommended that at least half of the board members elected by the General Meeting shall be independent of the Company. Independence is defined in accordance with the Danish Corporate Governance Recommendations (2013).

Two of the proposed candidates set out below, Dr Ando and Mr Christiansen, are not considered to be independent of the Company as Dr Ando and Mr Christiansen hold a board position at Novo A/S. If all proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirement of the Danish Corporate Governance Recommendations (2013) that at least half of the board members elected by the shareholders shall be independent.

In addition, the proposed composition of the Board of Directors will enable the Board of Directors to elect members to the Audit Committee who qualify as independent and as financial experts as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms.

Page 9 ■ Novo Nordisk Annual General Meeting 2014

The individual candidates

Göran Ando, MD
Chairman of the Board Chairman of the
Nomination Committee

Born March 1949
Male, Swedish national

First elected in 2005
Most recently elected in 2013
Vice chairman in 2006
Chairman in 2013
Nomination Committee chairman in 2013

Not independent

Management duties
Chairman of the board of Symphogen A/S, Denmark.

Member of the boards of Novo A/S, Denmark and Molecular Partners AG, Switzerland, Archimedes Pharma, UK and RAND Health, US.

Senior Advisor to Essex Woodlands Health Ventures Ltd, UK.
Special competences
Medical qualifications and extensive executive background within the international pharmaceutical industry.

Education
1978	Specialist in general medicine, Linköping Medical University, Sweden
1973	MD, Linköping Medical University, Sweden
Former positions
Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and Mergers & Acquisitions (M&A) from 1995 to 2003.

Jeppe Christiansen Vice chairman of the Board Born November1959 Male, Danish national First elected in 2013 Most recently elected in 2013 Vice chairman in 2013 Not independent
Management duties
CEO of Fondsmæglerselskabet Maj Invest A/S, Denmark.

Member of the boards of Novo A/S, Haldor Topsøe A/S, KIRKBI A/S and Symphogen A/S, all in Denmark.

Special competences
Executive background and extensive experience within the financial sector, in particular in relation to financial and capital market issues as well as insight into the investor perspective.

Education
1985	M.Sc. in Economics, University of Copenhagen, Denmark
Former positions
Mr Christiansen was CEO of LD Pensions, Denmark, from 2005 until 2009. Prior to that Mr Christiansen was executive director in Danske Bank A/S, Denmark, from 1999 until 2004 with responsibility for group equity business and corporate international banking. From 1988 until 1999, Mr Christiansen worked for LD Pensions, first as a fund manager and later as a deputy director with responsibility for the equity business.

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The individual candidates

Bruno Angelici
Member of the Board
Member of the Nomination Committee

Born April 1947
Male, French national

First elected in 2011
Most recently elected in 2013
Nomination Committee member since 2013

Independent

Management duties
Chairman of the board of Vectura Group plc and member of the board of Smiths Group plc, UK.

Member of the supervisory board of Wolters Kluwer, Netherlands.

Member of the Global Advisory Board of Takeda Pharmaceutical Company Limited, Japan.

Special competences
Extensive global experience with two companies in the fields of pharmaceuticals and medical devices and indepth knowledge of strategy, sales, marketing and governance of major companies.

Education
1993	AMP, Harvard Business School, US
1978	MBA, Kellogg School of Management, NorthWestern University, US
1973	Law degree, Reims University, France
1971	BA in Business Administration, Ecole Superieure de Commerce Reims, France
Former positions
Mr Angelici was executive vice president of AstraZeneca, with P&L responsibility for Europe, Japan, Asia Pacific, Latin America, Middle East and Africa from 2001 until 2009. In 1998 Mr Angelici was appointed president of Zeneca, Japan, and was responsible for the successful merger of Astra and Zeneca in Japan. Previously, from 1989, Mr Angelici was president of Zeneca, France, having joined from Baxter International, where he held various management positions from 1978 to 1989.

Liz Hewitt
Member of the Board
Member of the Audit Committee
Member of the Nomination Committee

Born November 1956
Female, UK national

First elected in 2012
Most recently elected in 2013 Audit Committee member since 2012
Nomination Committee member since 2013

Independent

Management duties
Member of the board of Synergy Health plc, and Melrose Industries plc, both in UK.

Chairman of the audit committee of Synergy Health plc, and a member of both the remuneration and nominations committees.

External member of the audit committee of the House of Lords, UK.

Special competences
Extensive experience within the field of medical devices, significant financial knowledge and knowledge about how large international companies operate.

Audit Committee
Ms Hewitt is designated as Audit Committee financial expert under both Danish and US law. Ms Hewitt qualifies as an independent Audit Committee member as defined by the US SEC and is regarded as independent under the Danish Act on Approved Auditors and Audit Firms.

Education
1982	Chartered Accountant FCA
1977	BSc (Econ Hons), University College in London, UK
Former positions
From 2004 to 2011 Ms Hewitt was Group Director Corporate Affairs for Smith & Nephew plc, UK, and was involved at a senior level in all aspects of the business, including membership of Risk Committee. At 3i Group plc, UK, 1986 to 2004, Ms Hewitt held a number of roles from investing and syndicating private equity transactions, to running the internal consultancy team, culminating in her role as Director Corporate Affairs, when she was a member of Risk Committee and a Trustee of the 3i Charitable Foundation. In her early career, Ms Hewitt qualified with Andersen & Co and also worked as a private equity investor for Citicorp Venture Capital (now CVC), UK and Gartmore Investment Management Ltd, UK.

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The individual candidates

Thomas Paul Koestler Member of the Board Born June 1951 Male, US national First elected in 2011 Most recently elected in 2013 Independent
Management duties
Executive with Vatera Holdings LLC, US.

Chairman of the board of Melinta Therapeutics Inc. and a member of the boards of Momenta Pharmaceuticals Inc, ImmusanT Inc, Arisaph Pharmaceuticals Inc, all in the US.

Special competences
Extensive R&D knowledge, both generally and within the field of regulatory affairs. Significant know-how about the pharmaceutical industry in general and how large international corporations operate. In addition, knowledge of the US market.

Education
1982	PhD in Medicine & Pathology, Roswell Park Memorial Institute, US
1975	BSc in Biology, Daemen College, US
Former positions
From 2003 to 2009 Dr Koestler was executive vice president and from 2006 president of Schering-Plough Research Institute, US. Before joining Schering-Plough Research Institute he was senior vice president & global head of Regulatory Affairs of Pharmacia Corporation, US, from 2001. From 1996 to 2001, Dr Koestler was vice president, later senior vice president in Novartis Pharmaceuticals within Regulatory Affairs. From 1982 to 1996 Dr Koestler held various management positions within Regulatory Affairs and Clinical Safety in Sandoz Pharmaceutical Corporation, Johnson & Johnson, Bristol-Myers Squibb, and Smith Kline French Labs, all in the US.

Helge Lund Member of the Board Born October 1962 Male, Norwegian national Proposed elected as board member Independent
Management duties
Mr Lund is chief executive officer of Statoil ASA, Norway, since 2004.

Member of the board of Nokia Corporation, Finland.

Special competences
Extensive executive and board experience in large multinational companies headquartered in Scandinavia within regulated markets and significant financial knowledge.

Education
1991	MBA, INSEAD, France
1987	MA Economics, NHH Norwegian School of Economics & Business Administration, Norway
Former positions
Mr Lund was chief executive officer of Aker Kværner ASA, Norway, from 2002 until 2004. Prior to that Mr Lund was executive vice president and chief operation officer of Aker ASA, Norway, from 1998 until 2002. From 1993 until 1998 Mr Lund was chief financial officer of Nycomed Pharma ASA, Norway.

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The individual candidates

Hannu Ryöppönen
Member of the Board
Chairman of the Audit Committee

Born March 1952
Male, Finnish national

First elected in 2009
Most recently elected in 2013
Audit Committee chairman since 2012 (member since 2009)

Independent

From 1977 to 1985, Mr Ryöppönen held various management positions at Chemical Bank in the US and the UK, as well as for Alfa Laval in the US and Sweden.

Management duties
Chairman of the board of BillerudKorsnäs AB, Sweden.

Member of the boards of Amer Sports Oyj, Finland, and the private equity fund Value Creation Investments Limited, Jersey, Channel Islands.

Chairman of the audit committee of Amer Sports Oyj, Finland.

Chairman of the boards of private equity funds, Altor 2003 GP Limited, Altor Fund II GP Limited, and Altor III GP Limited, Jersey, Channel Islands.

Special competences
International executive background and thorough understanding of managing finance operations in global organisations, in particular in relation to accounting, financial and capital markets issues, but also experience within private equity and Mergers & Acquisitions (M&A).

Audit Committee
Mr Ryöppönen is designated as Audit Committee financial expert under both Danish and US law. Mr Ryöppönen qualifies as an independent Audit Committee member as defined by the US SEC and is regarded as independent under the Danish Act on Approved Auditors and Audit Firms.

Education
1976	BA in Business Administration, Hanken School of Economics, Finland
Former positions
Mr Ryöppönen was, until 2009, CFO and deputy CEO in Stora Enso Oyj, Finland. From 2003 to 2005, he was CFO and executive in Royal Ahold, Netherlands, and served on the board of directors of the ICA Group, Sweden, including the chairmanship of the audit committee. From 1999 to 2003, Mr Ryöppönen was Finance Director of Industri Kapital Group, UK. Mr Ryöppönen served as CFO of the IKEA Group, Denmark, from 1985 to 1998, including a position as deputy CEO of IKANO Asset Management from 1998 to 1999.

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Employee representatives

Employee representatives are elected for a four year term by the employees in Novo Nordisk A/S in Denmark. The term for the current employee representatives will expire in March 2014. The election of employee representatives will be conducted in February 2014 and the employee representatives will take office on the day of the Annual General Meeting.

Below are the current employee representatives:

Ulrik Hjulmand-Lassen Member of the Board (elected by the employees) Born April 1962 Male, Danish national First elected in 2010	Education 2011 CISM 2009 MCSA/IT Security 2006 ISO 9001 lead auditor 1985 BSc, Technical University of Denmark/DIA-E Current position Advanced IT Quality Advisor in IT QA Office.

Anne Marie Kverneland
Member of the Board
(elected by the employees)
Member of the Nomination Committee

Born July 1956
Female, Danish national

First elected in 2000
Most recently elected in 2010

Nomination Committee member since 2013
Education 1980 Degree in medical laboratory technology, Copenhagen University Hospital, Denmark Current position Laboratory Technician, currently working as a full-time shop steward.

Søren Thuesen Pedersen Member of the Board (elected by the employees) Born December 1964 Male, Danish national First elected in 2006 Most recently elected in 2010 Audit Committee member since 2013
Education
1988 BSc in Chemical Engineering, Engineering Academy of Denmark

Current position
External Affairs Director in Quality Intelligence.

Management duties
Member of the board of the Novo Nordisk Foundation.

Stig Strøbæk
Member of the Board
(elected by the employees)
Member of the Audit Committee

Born January 1964
Male Danish national

First elected in 1998
Most recently elected in 2010

Audit Committee member since 2013

Education
1984 Diploma in electrical engineering.
2003 Diploma in further training for board members, the Danish Employees’ Capital Pension Fund (LD)

Current position
Electrician, currently working as a full-time shop steward.

Management duties
Member of the board of the Novo Nordisk Foundation.

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Appendix 2 Principles for remuneration of board members and executives in Novo Nordisk A/S1,2

The Remuneration Principles are designed to attract, retain and motivate the members of the Board of Directors and of Executive Management. Remuneration has been designed to align the interests of the executives with those of the shareholders.

1.	The Board of Directors

1.1	Process
The Board of Directors reviews board fees annually based on recommendations from the Chairmanship. When preparing its recommendation, the Chairmanship will evaluate board fees against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in size, complexity and market capitalisation. The remuneration of the board members for the past year and the level for the current year are approved by the Annual General Meeting as a separate agenda item.

1.2	Size
Each board member shall receive a fixed fee per year. Board members receive a fixed amount (the base fee) while the Chairmanship receives a multiple thereof: the chairman receives 3 times the base fee and the vice chairman receives 2 times the base fee.

Service on the Audit Committee entitles board members to an additional fee: the Audit Committee chairman receives 1.00 times the base fee and the other Audit Committee members receive 0.5 times the base fee.

Service on the Nomination Committee entitles board members to an additional fee: the Nomination Committee chairman receives 0.5 times the base fee and the other Nomination Committee members receive 0.25 times the base fee. If the Nomination Committee chairman also holds the position as chairman of the Board of Directors he or she shall not receive any additional fee.

Individual board members may take on specific ad hoc tasks outside their normal duties assigned by the Board. In each such case the Board shall determine a fixed fee (eg per diem) for the work carried out related to those tasks. The fixed fee will be disclosed in the Annual Report.

1.3	Social security taxes
Novo Nordisk pays in addition to the fixed fee such contribution to social security taxes within the EU imposed by foreign authorities in relation to the fixed fee.

1.4	Travel allowance
All board members who do not reside in Denmark are paid a fixed travel allowance when attending board meetings in Denmark. No travel allowance is paid to board members when attending board meetings outside Denmark. The travel allowance will be disclosed in the Annual Report.

1.5	Expenses
Expenses such as travel and accommodation in relation to board meetings as well as relevant education are reimbursed.

1.6	Incentive programmes
Board members are not offered stock options, warrants or participation in other incentive schemes.

1 In Section 4 of the Recommendations on Corporate Governance designated by NASDAQ OMX Copenhagen referred to as “remuneration policy”.
2 These Principles include general guidelines for incentive-based remuneration pursuant to Section 139 of the Danish Companies Act.

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2.	Executive Management
Executive Management includes all the executives registered as executives with the Danish Business Authority

2.1	Process
Executive remuneration is proposed by the Chairmanship and subsequently approved by the Board.

2.2	Size and composition
Executive remuneration is evaluated annually against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in terms of size, complexity and market capitalisation. To ensure comparability, executive positions are evaluated in accordance with an international position evaluation system which among other parameters includes and reflects the development of the company size measured in terms of company revenue and number of employees. The level of fixed base salary is assessed against the market benchmark median level, and the total remuneration package is assessed against the upper quartile level for Denmark.
The remuneration package consists of a fixed base salary, a cash-based incentive, a long-term share-based incentive, a pension contribution and other benefits.

For executives being expatriated at the request of the company, the remuneration package is based on current Danish remuneration levels, including pension entitlements, while a specific expatriation package is added for the period of expatriation.

The fixed base salary is chosen to attract and retain executives with professional and personal competences required to drive the company’s performance.

The Short-term Incentive Programme (STIP) is designed to incentivise the individual executive for individual performance within his/her functional area and to ensure short-term achievements in line with company needs.

The Long-term Incentive Programme (LTIP) is designed to promote the collective performance of Executive Management and to align the interests of executives and shareholders. It further ensures a balance between short-term achievements and long-term thinking.

Pension contributions are made to provide an opportunity for executives to build up an income for retirement.

Other benefits are added to ensure that overall remuneration is competitive and aligned with local practice.

2.3	Size of the components
The fixed base salary accounts for approximately 25% to 50% of the total value of the remuneration package. The interval states the span between “maximum performance” and “on-target-performance”.

In addition to the fixed base salary, the executives may be eligible for incentive-based remuneration consisting of 1) a short-term incentive programme, and 2) a long-term incentive programme. The short-term incentive programme may result in a maximum payout per year equal to 12 months’ fixed base salary plus pension contribution. The long-term incentive programme may result in a maximum grant per year equal to 12 months’ fixed base salary plus pension contribution. Consequently, the aggregate maximum amount that may be granted as incentive for a given year is equal to 24 months’ fixed base salary plus pension contribution.

This split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while at the same time promoting sound business decisions to achieve the company’s vision. Further,

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the balance between the components is assessed broadly to be in line with market practice for benchmarked companies.

2.4	Incentive programmes

2.4.1	Short-term incentive programme (STIP)
The STIP consists of a cash-based incentive which is linked to the achievement of a number of predefined functional and individual business targets for each member of Executive Management. The targets for the chief executive officer are fixed by the chairman of the Board of Directors while the targets for the executive vice presidents are fixed by the chief executive officer. The chairman of the Board evaluates the degree of target achievement for each member of Executive Management, and cash-based incentives – if any – for a particular financial year are paid at the beginning of the subsequent financial year.

The STIP for each participating member cannot exceed an amount equal to 12 months’ fixed base salary plus pension contribution per year. The calculation of the STIP – if any – for a year is typically based on the salary in December.

STIP is subject to recovery or ‘claw-back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by the executive. Claw-back in relation to the STIP is possible up to 12 months after the actual payment of the cash-based incentive.

2.4.2	Long-term incentive programme (LTIP)
Each year in January the Board of Directors decides whether or not to establish an LTIP for that calendar year.

The LTIP is based on an annual calculation of shareholder value creation as compared to the budgeted performance for the year.

Aligned with Novo Nordisk’s long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a weighted average cost of capital (WACC)-based return requirement on average invested capital.

A proportion of the calculated shareholder value creation is allocated to a joint pool for Executive Management and other members of the Senior Management Board. The Senior Management Board consists of all members of Executive Management and senior vice presidents.

For members of Executive Management the joint pool operates with a yearly maximum allocation per participant equal to 12 months’ fixed base salary plus pension contribution.

The joint pool may, subject to the Board of Directors’ assessment, be reduced in case of lower-than-planned performance on significant research and development projects and key sustainability projects. Targets for non-financial performance related to sustainability and research and development projects may include achievement of certain milestones within set dates.

Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk A/S B shares at market price. The market price is calculated as the average trading price for Novo Nordisk A/S B shares on NASDAQ OMX Copenhagen in the open trading window following the release of financial results for the year prior to the bonus year; ie in the open trading window following immediately after the Board of Directors’ approval of the programme.

The shares in the joint pool are allocated to the participants prorated according to their base salary as per 1 April in any given year.

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The shares in the joint pool for a given year will be locked up for three years before it is transferred to the participants, including Executive Management. If a participant resigns during the lock-up period, his or her shares will remain in the joint pool for the benefit of the other participants.

In the lock-up period the Board of Directors may remove shares from the joint pool in the event of lower-than-planned value creation during such lock-up period, eg if the economic profit falls below a predefined threshold compared to the budget for a particular year.

In the lock-up period the market value of the joint pool will change dependent upon the development in the Novo Nordisk B share price, aligning the interests of participants including Executive Management with those of shareholders.

No dividends are paid on shares in the bonus pool in the lock-up period and the shares in the bonus pool are administered as part of Novo Nordisk’s holding of treasury shares.

Novo Nordisk continuously covers its obligations under the LTIP through its holding of treasury shares.

LTIP is subject to recovery or ‘claw-back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to wilful misconduct or gross negligence by a participant. Claw-back in relation to the LTIP is possible up to 12 months after the release of the shares to the participants (ie four years after allocation).

2.5	Pension
The pension contribution is 25% to 30% of the fixed base salary including bonus.

2.6	Other benefits
Executives receive non-monetary benefits such as company cars, phones etc. Such benefits are approved by the Board by delegation of powers to the Chairmanship. The Chairmanship informs the Board of the process and outcome. In addition, executives may participate in customary employee benefit programmes, eg employee share purchase programmes.

2.7	Termination of employment
Novo Nordisk may terminate the employment of an executive by giving 12 months’ notice. Executives may terminate their employment by giving Novo Nordisk six months’ notice.

2.8	Severance payment
In the event of termination – whether by Novo Nordisk or by the individual – due to a merger, acquisition or takeover of Novo Nordisk, executives are, in addition to the notice period, entitled to a severance payment of 24 months’ fixed base salary plus pension contribution. In case of termination by Novo Nordisk for other reasons, the severance payment is three months’ fixed base salary plus pension contribution per year of employment as an executive and taking into account previous employment history; in no event, however, less than 12 or more than 24 months’ fixed base salary plus pension contribution.

With regard to severance payment, the employment contracts entered into before 2008 exceed the 24-month limit described above. The severance payment to individual executives under the contracts entered into before 2008 will, however, not exceed 36 months’ fixed base salary plus pension contributions.

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3.	Overview

The below table provides an overview of the remuneration for members of the Board of Directors and Executive Management:

	Board of Directors	Executive Management
Fixed fee/base salary	Yes	Yes
Fee for Committee work	Yes	No
Fee for ad hoc tasks	Yes	No
STIP (Short-term Incentive Programme)	No	Up to 12 months’ fixed base salary plus pension contribution per year
LTIP (Long-term Incentive Programme)	No	Up to 12 months’ fixed base salary plus pension contribution per year
Pension	No	25–30% of fixed base salary, STIP and LTIP
Travel allowance	Yes	No
Other benefits	No	As approved by the Board by delegation of powers to the Chairmanship
Severance payment	No
Based on tenure of employment, 12–24 months’ fixed base salary plus pension contribution. However, for employment contracts entered into before 2008 such payment would be 12–36 months’ fixed base salary plus pension contribution.

Novo Nordisk Annual General Meeting 2014 • page 19

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Novo Nordisk A/S
Novo Allé
DK-2880 Bagsværd
Denmark
novonordisk.com
Hotline: +45 3075 1126
E-mail: AGMEETING@novonordisk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 21, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer